April 7, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	One Liberty Properties, Inc. Registration Statement on Form S-3 (File No. 333-158215) File No. 333-158215
Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, One Liberty Properties, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-158215), and the Amendment No. 1 thereto, under said Act, so that the same will be declared effective today, April 7, 2009, by 5:00 p.m., Washington, D.C. time, or as soon as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact Jeffrey A. Baumel, Esq. at (973) 912-7189 or Jacqueline Farinella, Esq. at (212) 768-5385.

Very Truly Yours,

/s/ Simeon Brinberg
Mr. Simeon Brinberg
Vice President